LightPath Technologies Inc - S-1

Exhibit 21.1

Subsidiaries

GelTech Inc.	Delaware Corporation

LightPath Optical Instrumentation (Shanghai) Co., Ltd	People’s Republic of China

LightPath Optical Instrumentation (Zhenjiang) Co., Ltd	People’s Republic of China